Exhibit 15.6

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form 20-F of Lixiang Education Holding Co., Ltd. (the “Company”) of our report dated May 1, 2023, relating to the audit of the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC,P.C.
May 15, 2024	Certified Public Accountants
PCAOB ID: 1171